Performance Technologies, Incorporated
                             205 Indigo Creek Drive
                               Rochester, NY 14626

                                November 8, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn:     Peggy A. Fisher, Esq., Assistant Director

          Re:     Performance Technologies, Incorporated
                  Registration Statement on Form S-3
                  Filed March 16, 2004
                  File No. 333-113650

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), please consider this correspondence as an application to the United States Securities and Exchange Commission (the "Commission") by Performance Technologies, Inc. (the "Company") to withdraw the Registration Statement on Form S-3 (File No. 333-113650) together with all exhibits thereto (the "Registration Statement"), filed by the Company on March 16, 2004.

         The Company is requesting withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and no securities of the Company have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

         The Company respectfully requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the registration Statement be credited to the account of the Company for future use by the Company.

         If you have any questions or comments regarding the foregoing application for withdrawal please contact Jeffrey H. Bowen, Esq., legal counsel to the Company at 585-231-1149.

                                        Sincerely,


                                        PERFORMANCE TECHNOLOGIES, INCORPORATED

                                        /s/  John M. Slusser
                                        -----------------------------------
                                        John M. Slusser
                                        Interim Chief Executive Officer
cc:      Jeffrey H. Bowen, Esq.